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                             August 21, 2020

       Amro Albanna
       Chief Executive Officer
       Aditx Therapeutics, Inc.
       11161 Anderson Street
       Suite 105-10014
       Loma Linda, CA 92354

                                                        Re: Aditx Therapeutics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
18, 2020
                                                            CIK No. 0001726711

       Dear Mr. Albanna:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Alexander T. Yarbrough